May 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Veoneer, Inc.
Registration Statement on Form S-1 for Proposed Convertible Notes Offering
File No. 333-231609

Ladies and Gentleman:

Reference is made to the Registration Statement on Form S-1 (File No. 333-231609) (the “Registration Statement”), filed by Veoneer, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) for the Company’s proposed offering of convertible notes.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the Commission accelerate the effective date of the Registration Statement and declare the Registration Statement effective as of 4:05 p.m. Eastern time, on May 22, 2019, or as soon as practicable thereafter, or at such other time as its legal counsel, Alston & Bird LLP, may request by telephone to the Commission’s staff. Under separate cover, you will receive a letter from the lead underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

If you have any questions concerning this letter, please feel free to contact Dennis O. Garris of Alston & Bird LLP at (202) 239-3452 or David A. Brown of Alston & Bird LLP at (202) 239-3463. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Garris and Mr. Brown.

Sincerely, VEONEER, INC. /s/ Leslie R. Ravestein Leslie R. Ravestein Vice President & Associate General Counsel